17008990

SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

...DITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-17264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crown Capital Securities,L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, Ste 530

(No. and Street)

Orange, California 92868

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAROL K. PAULSEN 714 547-9481

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bates Coughtry Reiss LLP

(Name – *if individual, state last, first, middle name*)

2601 Saturn Street, STE 210 Brea, California 92821-6702

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 01 2017

Washington DC 413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darol K. Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Capital Securities, L.P., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.
Title

*See attached Calif. Jurat

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- Exempt XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- Exempt XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- Exempt XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- XX (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

MELINDA JIANNINO
Commission # 2132566
Notary Public - California
Orange County
My Comm. Expires Dec 2, 2019

Subscribed and sworn to (or affirmed) before me on this 23rd (Date) day of February (Month), 2017 (Year), by
(1) Darol K. Paulsen
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Melinda Jiannino
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2016 and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Crown Capital Securities', L.P. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, III, IV and V has been subjected to audit procedures performed in conjunction with the audit of Crown Capital Securities, L.P.'s financial statements. The supplemental information is the responsibility of Crown Capital Securities', L.P. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV and V is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bates Coughtry Reiss LLP

Brea, California
February 27, 2017

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CURRENT ASSETS:	
Cash & cash equivalents	$ 3,817,660
Commissions receivable	2,522,167
Prepaid commissions	50,518
Prepaid insurance	144,423
Total current assets	6,534,768
Property & equipment, net of $16,000 accumulated depreciation	20,000
OTHER ASSETS:	
Deposit - Pershing, LLC	50,000
Deposit - National Financial Services, LLC	25,000
Deposits - other	8,324
Investments	226
Total assets	$ 6,638,318

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:	
Commissions payable	$ 2,810,069
Accrued payables - other	230,482
Total current liabilities	3,040,551
OTHER LIABILITIES	
Conference deposits	52,628
Deferred revenue	56,130
Contingency reserve	30,349
Total liabilities	3,179,658
COMMITMENTS	-
PARTNERS' CAPITAL	3,458,660
Total liabilities and partners' capital	$ 6,638,318

The accompanying notes are an intergal part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
As of December 31, 2016

REVENUE:	
TSA and variable annuities	$ 12,075,289
Mutual funds & 12B-1	8,276,458
RIA and asset management	11,643,584
Limited partnerships	5,197,331
Securities	2,133,309
Marketing fees	239,345
Reimbursements - insurance	1,087,202
Reimbursements - net exchange	73,174
Reimbursements - albridge	117,160
Other income	182,273
Interest income	532
Total revenue	41,025,657
EXPENSES:	
Automobile expenses	29,414
Advertising, printing & postage	102,335
Bank charges	9,172
Commission expense	34,402,334
Contract service fees - personnel	2,246,718
Contract service fees - facilities & equipment	304,382
Conferences and seminars	41,350
Computer services	375,797
Computer image processing	22,013
Dues and subscriptions	376,399
Insurance - various	932,775
Interest	15,083
Office supplies and expenses	80,217
Professional fees	267,136
Recruitment	15,238
Tax, license and permits	317,096
Tax, states provision	1,600
Travel, meals and entertainment	80,373
Settlements and other	455,222
Total expenses	40,074,654
NET INCOME	$ 951,003

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2016

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 2,336,119	$ 1,133,538	$ 3,469,657
Net Income	640,310	310,693	951,003
Distributions to Partners	(647,715)	(314,285)	(962,000)
Ending Balance at December 31, 2016	$ 2,328,714	$ 1,129,946	$ 3,458,660

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
for the Year Ended December 31, 2016
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 951,003
Adjustments to reconcile net income to net cash provided by operating activities:		
Contingency reserve - provision reduction	$ (129,928)	
Depreciation Expense	12,000	
Changes in operating assets and liabilities:		
Increase in commissions receivable	(180,006)	
Increase in prepaid commissions	(2,114)	
Decrease in prepaid expenses	6,820	
Decrease in other receivable	2,000	
Increase in deposits	(330)	
Decrease in commissions payable	(47,517)	
Decrease in accrued payables	(368,803)	
Decrease in conference deposits	(173,254)	
Increase in deferred revenue	2,348	
Total adjustments		(878,784)
Net cash provided by operating activities		72,219
CASH FLOWS FROM INVESTING ACTIVITIES: None		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to partners	(962,000)	
Net cash used for financing activities		(962,000)
Net Decrease in Cash and Cash Equivalents		(889,781)
Cash and Cash Equivalents at Beginning of Year		4,707,441
Cash and Cash Equivalents at End of Year		$ 3,817,660

The accompanying notes are an integral part to the financial statements.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES

A. Crown Capital Securities, L.P., (the "Partnership") was formed on January 4, 1999 in the State of Delaware. Effective June 1, 1999, the Partnership purchased the broker-dealer license from Eric Equities, Inc. The Partnership is a licensed Broker-Dealer and is also a Registered Investment Advisor with the Securities and Exchange Commission ("SEC"). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership operates as an introducing (non-carrying) broker-dealer that clears customers' securities transactions with their clearing broker-dealers Pershing, LLC or National Financial Services, LLC ("NFS") on a fully disclosed basis. The clearing broker-dealers carry the customers' accounts and maintain records pertaining thereto. The Partnership also maintains business relations with various Mutual Funds and Insurance Companies. The Partnership provides advisory fee services and hosts seminars and conferences. As of December 31, 2016 the Partnership is registered in fifty states and in Washington, D.C. and has independent registered representatives throughout the United States.

B. The Partnership has an on-going service and expense reimbursement agreement with Consolidated Brokerage Services, Inc. (a California corporation), where Consolidated Brokerage Services, Inc. provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to Consolidated Brokerage Services, Inc., as indicated in Note 6.

C. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. All transactions are recorded using the accrual method of accounting.

E. Commission revenues from securities transactions and other investment products are recognized as earned on a trade-date basis. Residual Revenues, such as insurance trail commissions, are recognized as earned on the effective transaction date provided by the insurance company. Fees and commissions received in advance, such as those for quarterly investment advisory services to be performed, are recorded as deferred revenue until earned. Commissions payable from the Partnership to their independent registered representatives are recorded as an expense, or as a prepaid expense, in a manner corresponding to the revenue recognition.

F. Management has reviewed the December 31, 2016 commission receivable balance of $2,522,167. All significant receivables have been collected within 30 days following the close of the year. As such, no allowance for bad debts has been included in the financial statements. Approximately $194,222 of the commission's receivable as of December 31, 2016 were from Pershing LLC and NFS LLC.

G. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2016 is $41,636.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES (continued)

I. The Partnership's financial instruments are cash and cash equivalents, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature.

J. Property and equipment is stated at cost, net of accumulated depreciation. Current property consists of $36,000 for capitalized website application costs and there is $16,000 of accumulated depreciation. The current year depreciation expense of $12,000 was calculated using the straight-line method over the estimated useful life of three years beginning with the date the website became operational.

K. The Partnership's investment's recorded value of $226 has been reported at cost basis which approximates its estimated fair value as of December 31, 2016.

L. The Partnership implements FASB ASC 740, Income Taxes (formerly SFAS Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination.

The federal and state income tax returns of the Partnership are subject to examination by the IRS for three years after the tax returns are filed and for state authorities the examination period is four years after the tax returns are filed. The Partnership is no longer subject to a federal examination for the years before 2012 and for state examination for the years before 2011.

All material tax effects of the Partnership's income or loss are passed through to the partners individually.

M. The Partnership's management has evaluated subsequent events through February 27, 2017 the date at which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the Partnership as of that date.

NOTE 2 – CASH AND CASH EQUIVALENTS

As of December 31, 2016 cash and cash equivalents consist of:

Cash in Union Bank of California	$ 2,818,770
Certificates of Deposit: Four	998,890
Total	$ 3,817,660

At December 31, 2016 the certificates of deposit are each under $250,000 and are held at four separate financial institutions. Each certificate of deposit has a maturity term of less than ninety days.

NOTE 3 – CONFERENCE DEPOSITS

The net conference deposits of $52,628 at December 31, 2016 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs that are scheduled to be held during year 2017.

NOTE 4 – REPURCHASE AGREEMENTS

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant.

NOTE 5 – OPERATING LEASES

The Partnership leases office space in Orange, California. The lease was amended in June 2014 and expires May 31, 2020. The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December 2017 - $241,851; 2018 - $250,449; 2019 $259,622 and 2020 - $109,760.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Partnership is reimbursed by their registered representatives for insurance, and other third party online services. For the year ended December 31, 2016 the Partnership was reimbursed $1,234,501.

Various administrative and office services for the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement that requires the monthly reimbursement of operating expenses and a monthly processing fee of $7,500 to be paid by the Partnership. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC (DCH) and Delta Broker Holding, LLC, (DBH) which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2016, the Partnership paid $3,272,594 to Consolidated Brokerage Services, Inc. for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement. The Partnership records the service agreement payments by expense categories consisting of: personnel, facilities and equipment, and various other general and administrative expense categories.

The Partnership also has an affiliation agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2016, the Partnership paid CCIA $13,450, DBH $16,115 and DCH $15,290 for their pass-through expense reimbursements.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ 15,802
State Income, Franchise & Gross Receipts tax	25,042

Supplemental schedule of noncash investing and financing activities: none

NOTE 8 – CONCENTRATIONS OF CREDIT RISK and OFF-BALANCE SHEET RISK

The majority of the Partnership's business activity of selling various types of registered securities and investments on a commission basis is done through regulated investment companies located nationwide.

The Partnership maintains its general non-interest earning cash account in Union Bank of California and periodically purchases short term certificates of deposit from other banks through UnionBanc Investment Services, LLC. Insurance provisions of the Federal Deposit Insurance Corporation ("FDIC") is $250,000 per account ownership category. As of December 31, 2016 the Partnership's general checking account, before outstanding items, had $2,625,642 of cash in excess of the FDIC insurance limit.

The Partnership has agreements with their clearing brokers which provide that the Partnership is obligated to cover errors, unsecured customer debits, and other contingencies. As of December 31, 2016 the Partnership has included $28,527 in unsecured customer debits in current liabilities. The Partnership's management regularly reviews information it receives from its clearing brokers and the actual amounts to cover by the Partnership to date has been insignificant.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Partnership had net allowable capital of $2,967,141 as computed in supplementary schedule I, which was $2,755,164 in excess of its required minimum net capital of $211,977. The required minimum net capital is the greater of $50,000 or $211,977 as computed at .0666667% of the $3,179,658 aggregate liabilities indicated on the December 31, 2016 Statement of Financial Condition. The Partnership's liabilities to net capital ratio was 1.07 to 1.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2016 the Partnership is named as a defendant in two arbitration proceedings and there was one pending complaint. Such matters arise in the course of business and it is common in the broker-dealer industry. The amount sought for compensatory damages, in the aggregate of the minimum range, approximates $455,000 but does not include potential amounts for punitive damages, legal fees and other costs. The Partnership has established a *contingency reserve* of $30,349 which consists of 6.667% of the aggregate minimum compensatory claims for damages.

FINRA, the Partnership's regulatory authority is investigating certain mutual fund transactions and fees in connection with two of the Partnership's Registered Representatives. FINRA may be considering taking disciplinary sanctions which may include levying fines. Since Management and legal counsel evaluation is unable to determine the outcome or potential fines, a loss contingency has not been accrued in the financial statements.

With regards to the aforementioned issues, the Partnership's management believes it has meritorious defenses and will be vigorously defending itself against the claims with their legal counsel proceeding accordingly. The Partnership maintains liability insurance, and in the event of any excess settlement balance, management expects to be covered by their Errors and Omissions ("E&O') insurance provider.

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
December 31, 2016

SCHEDULE I

Part 1 - Computation of net capital

Total Partners' Capital, at December 31, 2016		$ 3,458,660
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		3,458,660
Less: non-allowable assets		
Commissions receivable, aged over 30 days or other	$ (242,216)	
Property and equipment, net of accumulated depreciation	(20,000)	
Prepaid insurance	(144,423)	
Prepaid commissions	(50,517)	
Deposits & Investments	(8,550)	
Total non-allowable assets		(465,706)
Less: haircuts and other deductions		
Certificates of deposit, maturity terms 31 to 91 days		(1,250)
Fidelity bond deductible		(24,563)
Net Capital pursuant to Rule 15c3-1		$ 2,967,141

Part 2 - Computation of required minimum net capital

Minimum net capital		
• 6 2/3 percent of aggregate indebtedness	$ 211,977	
• Minimum dollar net capital required	$ 50,000	
• Required Net Capital (greater of above)		$ 211,977
Excess Net Capital		$ 2,755,164
Aggregate indebtedness	$ 3,179,658	
Ratio of aggregate indebtedness to net capital	1.07 to 1	

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation or reconciliation is required.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2016

RECONCILIATION OF THE AUDITED NET CAPITAL TO UNAUDITED FOCUS REPORT

	Partners' Capital	Non-Allowable Items	Net allowable Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2016	$ 3,445,064	$ (450,139)	$ 2,994,925
Subsequent Adjustments:			
Increase/(Decrease) in Revenue:	427,034	-	427,034
Decrease/(Increase) in Expenses:	(413,438)	-	(413,438)
(Increase)/Decrease in Assets:			
Fixed assets - non-allowable		(2,000)	(2,000)
Commissions Receivable - non-allowable	-	(42,703)	(42,703)
Decrease/(Increase) in Other Reductions:			
Fidelity Bond - haircut	-	3,323	3,323
Net Capital, 12/31/16	$ 3,458,660	$ (491,519)	$ 2,967,141

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

We have reviewed management's statements, included in the accompanying Management's Exemption Report in which (1) Crown Capital Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crown Capital Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Crown Capital Securities, L.P. management stated that Crown Capital Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Crown Capital Securities', L.P. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crown Capital Securities, L.P. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bates Coughtry Reiss LLP

Brea, California
February 27, 2017

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

CROWN
CAPITAL
SECURITIES, L.P.

Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

The Management of Crown Capital Securities, L.P. ("the Partnership") is responsible for compliance with the reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, as amended and effective June 1, 2014 and thereafter, for certain broker-dealers' annual reporting.

This report is for the Partnership's most recent fiscal year ended December 31, 2016.

I, Darol K. Paulsen, to the best of my knowledge and belief make these assertions regarding the exemption provision as follows:

Identified Exemption Provision:

The Partnership claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)]. Definition: (k)(2)(ii) Exemption – Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Statement Regarding Meeting Exemption Provision:

To the best of my knowledge and belief the Partnership is therefore exempt from rule 15c3-3 because it met the exemption requirement to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)], throughout the Partnership's most recent fiscal year ended December 31, 2016 without exception.

Crown Capital Securities, L.P.

Darol K. Paulsen, Chief Executive Officer

February 23, 2017

725 Town & Country Road • Suite 530 • Orange • CA 92868 • 714·547·9481 • Fax 714·547·9735

CROWN
CAPITAL
SECURITIES, L.P.

Annual Reports
December 31, 2016
(SEC File No. 8-17264)